Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 28, 2024

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Quarles:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 19, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust Bloomberg R&D Leaders ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

Please clarify, if true, that the Bloomberg R&D Leaders Select Index (the “Index”) is a price return index that does not include dividends paid by issuers of securities in the Index.

Response to Comment 3

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the total return performance of the Index, which includes dividends paid by the securities in the Index.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index’s starting universe consists of all the securities comprising the Bloomberg US 1000 Index (the “Parent Index”). The Parent Index is composed of the 1,000 U.S. companies with the largest market capitalizations, which includes large- and mid-capitalization companies.

Please disclose how the Index determines that a company is a “U.S. company” and whether the Index considers if: (i) a company is organized in the U.S.; (ii) the company’s security is traded principally in the U.S.; or (iii) the company derives 50% of its revenues or profits from the U.S. For example, if American Depositary Receipts (ADRs) are considered U.S. companies, please include corresponding investment and risk disclosure, including any emerging markets or China-related risk disclosure.

Response to Comment 4

The Registrant confirms that each company’s security included in the Parent Index is primarily listed and traded on a U.S. exchange. In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

The Index’s starting universe consists of all the securities comprising the Bloomberg US 1000 Index (the “Parent Index”). The Parent Index is composed of the 1,000 U.S.-listed securities of companies with the largest market capitalizations, which includes large- and mid-capitalization companies. The Parent Index includes only common stock and real estate investment trusts. The Index Provider classifies a company as belonging to a certain country through a holistic quantitative analysis that considers the location of the company’s management, the location of the company’s primary listing exchange, the country from which the company derives the most revenue and the company’s reporting currency.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

One security per issuer is permitted. If an issuer has multiple securities, then the security currently in the Index will take precedence if it has met all other criteria for eligibility.

Please disclose the types of securities (e.g., equity securities, debt securities, or others) that are included in the Index. If the Fund will have principal investments in securities other than common stock, please discuss the related risks.

Response to Comment 5

The Registrant confirms common stock and real estate investment trusts are eligible for inclusion in the Parent Index. Please refer to the Registrant’s response to Comment 4 above. To further clarify the types of securities included in the Index, the following disclosure has been added:

While tracking stocks (an equity security issued by a company that tracks the performance of a particular segment or division) are eligible for inclusion in the Index, the Fund expects that substantially all of its investments will be in common stocks.

Comment 6 – Principal Investment Strategies

The Staff notes the “Current Market Conditions Risk” discusses the Federal Reserve announcing that it intends to reverse previously implemented quantitative easing. Please update this disclosure.

Response to Comment 6

In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

As a means to fight inflation, which remains at elevated levels, the Federal Reserve and certain foreign central banks have raised interest rates, and the Federal Reserve has begun the process to reverse previously implemented quantitative easing.

Comment 7 – Performance

Please supplementally disclose the broad-based securities market index that the Fund intends to use.

Response to Comment 7

The Fund’s broad-based securities market index will be the S&P 500® Index.

Comment 8 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the Fund’s discussion of derivative instruments in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.” Please specify in response to Item 4 and 9 the types of derivative instruments the Fund will use and include corresponding risk disclosure. The Staff notes any principal investment strategies disclosure related to derivatives should be tailored specifically to how the Fund intends to use them in seeking to achieve its objective. Further, the disclosure concerning the Fund’s principal risks should similarly be tailored to the types of derivative instruments used by the Fund, the extent of their use and the purpose for using derivative transactions.

Response to Comment 8

The Registrant respectfully declines to add any additional disclosure regarding derivatives. The Fund has no current intention to invest in derivatives. The referenced disclosure is included to provide shareholders of notice that the Fund may invest in derivatives to track the Index in the event that the Fund no longer pursues a full replication strategy. To the extent that the Fund does use derivatives in the future, it will change the disclosure accordingly.

Comment 9 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the Fund’s 80% investment strategy is a non-fundamental policy and may be changed by the Board of Trustees of the Trust without shareholder approval. Please add “upon 60 days’ prior written notice to shareholders” to the end of the disclosure.

Response to Comment 9

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund’s investment objective, its 80% investment strategy and each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval upon 60 days’ prior written notice to shareholders.

Comment 10 – Statement of Additional Information

The Staff notes the Fund’s fundamental policy #7 states the following:

The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund’s Index is concentrated in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

Please advise whether this policy is intended to be different from the “First Trust Bloomberg Shareholder Yield ETF,” which did not include a carveout for investments in “securities of other investment companies.”

Response to Comment 10

The reference to the carveout for investments in securities of other investment companies has been deleted.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.60%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$192